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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    TXU CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 CORPORATE UNITS
                         (Title of Class of Securities)
                                   873168 50 4
                      (CUSIP Number of Class of Securities)

                                  INCOME PRIDES
                         (Title of Class of Securities)
                                   873168 88 4
                      (CUSIP Number of Class of Securities)

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       ERIC H. PETERSON, Esq.                     ROBERT J. REGER, JR., Esq.
    Executive Vice President and                   Thelen Reid & Priest LLP
          General Counsel                              875 Third Avenue
             TXU Corp.                             New York, New York 10022
         1601 Bryan Street                              (212) 603-2000
        Dallas, Texas 75201
          (214) 812-4600

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:

                        MICHAEL F. FITZPATRICK, JR., ESQ.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000

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                            CALCULATION OF FILING FEE

Transaction Valuation(1): $1,054,482,139.80 Amount of Filing Fee(2): $133,602.89

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(1)  Calculated solely for purposes of determining the amount of the filing fee.
     Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that 11,433,285 outstanding Corporate Units are being purchased at the maximum purchase price of $52.28 per Corporate Unit, and 8,700,000 outstanding Income PRIDES are being purchased at the maximum purchase price of $52.50 per Income PRIDES.

(2) The amount of the filing fee was calculated at a rate of $126.70 per $1,000,000 (prorated for amounts les less than $1,000,000) of the transaction value. It is calculated by multiplying the transaction valuation ama amount by 0.00012670.

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|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
            Amount Previously Paid:       $133,602.89
            Form or Registration No.:     Schedule TO-I
            Date Filed:                   September 15, 2004
            Filing Party:                 TXU Corp.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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ITEM 12. EXHIBITS

ITEM 12 OF THE SCHEDULE TO IS HEREBY AMENDED BY ADDING THE FOLLOWING EXHIBIT
THERETO:

1016(a)(1)(F)     Press Release of TXU Corp., dated September 15, 2004.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2004

                                         TXU CORP.

                                         By:    /s/ Anthony Horton
                                             -------------------------------
                                             Name:  Anthony Horton
                                             Title: Senior Vice President
                                                    and Treasurer

                                 EXHIBIT INDEX

   EXHIBIT NO.                            DESCRIPTION
------------------  ------------------------------------------------------------


      *(a)(1)       Offer to Purchase dated September 15, 2004.

      *(a)(2)       Letter of Transmittal.

      *(a)(3)       Form of Letter to Broker-Dealers.

      *(a)(4)       Form of Letter to Clients.

      *(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       (a)(6)       Press Release of TXU Corp., dated September 15, 2004.

       (b) Revolving Credit Agreement, dated as of June 24, 2004, among TXU Energy Company LLC, TXU Electric Delivery Company (formerly known as Oncor Electric Delivery Company), the lenders listed in Schedule 2.01 thereto, and JPMorgan Chase Bank, as administrative agent, incorporated herein by reference to Exhibit 10a filed with TXU Corp's Current Report on Form 8-K filed with the SEC on July 1, 2004.

       (d)(1) Indenture (For Unsecured Debt Securities Series M) dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Trustee, incorporated herein by reference to Exhibit 4(a) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

       (d)(2) Officer's Certificate establishing the terms of Series M Senior Notes which are a component of the Income PRIDES, including the Form of the Series M Senior Note, incorporated herein by reference to Exhibit 4(b) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

       (d)(3) Purchase Contract Agreement, dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee with respect to TXU Corp.'s issuance of Income PRIDES, including Form of Corporate Units Certificate and Form of Treasury Units Certificate, incorporated herein by reference to Exhibit 4(c) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

       (d)(4) Pledge Agreement, dated as of June 1, 2002, among TXU Corp., JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent with respect to Equity Units, and incorporated herein by reference to Exhibit 4(d) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

       (d)(5) Remarketing Agreement, dated June 5, 2002 among TXU Corp., The Bank of New York, as purchase contract agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as remarketing agent in connection with the Series M Senior Notes as a component of the Corporate Units.

       (d)(6) Indenture (For Unsecured Debt Securities Series K and L) dated as of October 1, 2001, between TXU Corp. and The Bank of New York, as Trustee, incorporated herein by reference to
                    Exhibit 4(b) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

       (d)(7) Officer's Certificate, dated October 1, 2001, establishing the terms of TXU Corp.'s Series K Senior Notes and Series L Senior Notes, including the Form of Series K Senior Notes and Series L Senior Notes, incorporated herein by reference to Exhibit 4(c) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

       (d)(8) Purchase Contract Agreement, dated as of October 1, 2001, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee, with respect to TXU's issuance of Equity Units, includes Forms of Corporate Units Certificate and Treasury Units Certificate, incorporated herein by reference to Exhibit 4(d) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30,
                    2001) filed with the SEC on November 13, 2001.

       (d)(9) Pledge Agreement, dated as of October 1, 2001, among TXU Corp., JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent, incorporated herein by reference to
                    Exhibit 4(e) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

      *(d)(10) Remarketing Agreement, dated as of October 16, 2001, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., as remarketing agents in connection with the Series K Senior Notes and Series L Senior Notes.

      *(d)(11) Supplemental Remarketing Agreement, dated August 11, 2004, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, as remarketing agents in connection with the Series K Senior Notes.


*Previously filed on this Schedule TO.